ISSUER FREE-WRITING PROSPECTUS

Filed Pursuant to Rule 433

Relating to Prospectus dated April 29, 2019

Registration Statement No. 333-230085

Dated May 10, 2019

This free writing prospectus should be read together with the prospectus dated April 29, 2019 (the “Prospectus”), relating to the rights offering by Galectin Therapeutics, Inc. (the “Company”) in connection with the Company’s registration statement on Form S-3, which became effective on April 12, 2019 (File No. No. 333-230085). The following information supplements and updates the information contained in the Prospectus.

On May 10, 2019, the Company issued a letter from the Chairman of the Board of Directors of the Company, Richard Uihlein, to be posted on the Company’s website, www.galectintherapeutics.com. The full text of this letter is attached hereto as Annex A.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE AT 1-844-886-5456.

Annex A

Dear Fellow Stockholders:

As Chairman of Galectin Therapeutics, once again I wanted to address you directly.

On April 15th the Company announced the record date, closing date and pricing of the rights offering. I wanted to share my thoughts about the offering and our rationale for the pricing. Also, I felt I should describe, from my perspective, how the offering will work.

As I have previously expressed, in advocating for the rights offering to the board as our first option, my sole intention was to limit dilution to you, my co-investors. The board and management agreed with me that a rights offering is the most democratic method of raising money. While there are many different financing options, I wanted to pick the one that I believe favors the existing stockholders.

Simply put, at this point in our history, we need to fund our Phase-3 clinical trial in patients with NASH cirrhosis. Not many companies are fortunate enough to advance a new drug compound this far. Today we are well advanced into the trial design, and we are looking forward to getting the trial underway. For that I want to thank our team led by our CEO, Harold Shlevin, and our employees and researchers. I am a long-term investor who clearly believes in the Company but joining the board has given me a new degree of respect and understanding of the complexity involved in the clinical trial process. I am extremely grateful to all involved.

I want to reiterate the conviction of my commitment to the Company on several levels. My invitation to our stockholders is to make an investment along side of me in a science-driven enterprise. I take all investments, including money and time, extremely seriously, and I urge everyone to do the same. This is especially the case for me in this endeavor because I am the Board’s Chairman.

My belief in the Company, the Board, management and our team, is in addition to my belief in and the commitment to our science. Neither I as Chairman nor our Board has or can make a recommendation to you about whether you should invest. However, speaking as the Company’s largest individual stockholder, I felt it was important to state my rationale for my personal investment in this rights offering.

After reviewing reports of our Phase 2 data and the researchers’ comments with respect to our outcome, I was extremely encouraged. A statistically meaningful reduction in portal pressure measured by HVPG has never been observed in a Phase 2 NASH trial in any patient population. While we obtained this outcome in only a subsection of our trial participants, it was, and is, a meaningful population.

Additionally, the most promising data from my perspective, and, not coincidentally, the primary endpoint in our Phase 3 trial, was the potential to prevent varices in NASH patients who had yet to develop them. This also has never been achieved in any Phase 2 NASH trial. These are not only my words or beliefs. Please read the comments made by our research team and analysts (See page 3/10 in our December 2017 Annual Meeting Presentation).

Annex A

When you add this to the findings of the smaller cancer trials using GR-MD-02 in combination with Keytruda, look at this data in conjunction with our preclinical animal studies, view our published material on the effects noted with dermatology and read peer reviewed articles (e.g. the pilot study reported in the International Journal of Molecular Sciences, Predictive Biomarkers for Checkpoint Inhibitor-Based Immunotherapy: The Galectin-3 Signature in NSCLCs), I believe you can understand why my primary goal is to do everything I can to help enable the Company to conduct its planned Phase 3 trial. It is a goal that I will not abandon, and it was important to me to give you the opportunity to help the Company reach that goal. I have many other goals with respect to our science as it relates to cutting edge research surrounding Galectin-3 and its impact on other diseases. The best way to realize that potential is to move forward on our Phase 3 trial. Clearly, I want your investment decision to be an informed one, but in addition to your own due diligence, I wanted to express my own thoughts directly to you about what influenced my decision to invest.

As I mentioned in my previous letter, I believe in free market capitalism and its inherent ability to save and improve lives. Without façade or pretention this is precisely what I am trying to accomplish. The best Board Chairs, and leaders in general for that matter, clearly state their goals and invite people to participate with them in attaining those goals. This is also the manner in which I operate as Chairman of my private company, and what I demand of those running my other investments. As a pure free market capitalist, my goal is to advance our science to attempt to save lives and maximize our investment. In fact, it is also my job description as Chairman of the Board of Galectin Therapeutics.

As far as the rights offering itself is concerned, I can completely understand that this may be new to you.    After all, rights offerings, especially in the U.S., are rare. Effectively, a rights offering is similar to an IPO by a company that is already publicly traded. If you think about our offering in this manner, it becomes easier to understand.

Unlike an IPO where only a select group of investors can participate, usually based on a financial connection to those running the deals, in a rights offering your ownership is the gatekeeper to your participation. Your rights are proportionate to your ownership in Company stock. This is the same test applied when determining who is entitled to a distribution or dividend, but in reverse, as we need to raise funds for our Phase 3 clinical trial. If you owned shares (fully settled in your account) on April 29, 2019 (the record date), by definition you are allowed to participate.

This week, the Company will distribute a prospectus to all holders of common stock. There will be detailed instructions of how to purchase additional units (shares and warrants) in the rights offering. While you are guaranteed the right to buy units with common stock equal to thirty percent (30%) of your holdings, you also may oversubscribe to purchase additional units. If all of the available rights per stockholder are not fully subscribed, other stockholders can purchase those units. I will personally oversubscribe in the rights offering.

Annex A

Your rights entitle you to one “unit” per share of the Company that you own. We are using the term unit as it comprises 0.30 shares of common stock and a warrant for 0.075 shares of common stock. Since the price of the shares of common stock is not yet fixed, for efficiency we are asking that you deposit $5.50 per share of common stock with the subscription agent. However, the amount of shares and warrants you actually receive will be based on the pricing formula. This will determine the price per share of common stock at closing and corresponding warrants equal to twenty-five percent (25%) of the shares of common stock you actually purchase.

As I mentioned, you can oversubscribe for any number of units you would like to purchase in the offering. For instance, if you own 1,000 shares, you have the right to purchase 1,000 units (which consists of 300 shares of common stock and warrants to purchase an additional 75 shares of common stock). If you would like to purchase more, you simply subscribe for more. You are only guaranteed in this example 1,000 units (300 shares), so if everyone fully subscribes, you may only receive your 1,000 units (300 shares). In my case I am going to subscribe for twenty-million dollars ($20,000,000) of units. If there is an oversubscription in total, I will not receive the number of units that would equate to this commitment. The Company will make a calculation after the closing date, where it will set the price. It will then calculate the number of shares and warrants purchased by each stockholder subscribing in the rights offering.

Our pricing formula was designed to do several things. We looked at the range over the past several months and set a high price slightly lower than recent highs ($5.50). This was set as the high end of our range. Next, we looked to the lows over the past several months and felt a fair floor should be $4.00. Finally, as indicated by metrics, we realized that our share price tends to have some inherent volatility. To smooth the price movements between the range we estimated that the mid-range should be a five percent (5%) discount of the weighted average price between April 18, 2019 and the closing date of May 23, 2019. The rationale for the long time period to develop the average was to limit price manipulation to the largest extent practicable.

Finally, I want to address price volatility. On this point I would also like to solicit your assistance. Most small market capitalization companies experience a high degree of stock price volatility. This is especially the case when there is low volume. However, it has also come to my attention that financial management firms and brokerage firms are paying high rates of interest in exchange for allowing shares to be borrowed from shareholders. Other directors and I also believe that many margin agreements contain provisions that allow stock to be loaned out of customer accounts without additional permission. I have personally seen an offer to a shareholder for sixteen and one-half percent (16.5%) interest to allow shares to be loaned out of an account.

The reason that firms offer this level of interest on your shares is extremely simple. Individuals who want to short sell the Company’s stock need to borrow shares to do so. We have such a loyal stockholder base, and the volume is such that there is an inordinate amount of demand to borrow our stock to enable individuals to short it (demand is in excess of supply). My personal belief is that some of this short selling is caused by the same people who are saying negative things about the Company and its science on various message boards. It is not hard to identify the direction in which they would like to see our share price move.

Annex A

My request to you regardless of your desire to participate in our rights offering, is to seriously consider the consequences of loaning your shares, and its potential impact on your investment. I would also request that you consider the potential impact of holding your shares in margin accounts. I do not make this request due to the fact that I begrudge stock speculation. I believe at my core in free market capitalism. That same belief gives me the ability to speak in opposition to those who do not share in my vision for the Company.

Thank you for your time and your confidence in me. My sincere hope is that you understand my intention and my commitment to you as my fellow shareholders and co-investors.

Sincerely,

Richard E Uihlein

About Galectin Therapeutics

Galectin Therapeutics is dedicated to developing novel therapies to improve the lives of patients with chronic liver disease and cancer. Galectin’s lead drug (GR-MD-02) is a carbohydrate-based drug that inhibits the galectin-3 protein which is directly involved in multiple inflammatory, fibrotic, and malignant diseases. The lead development program is in non-alcoholic steatohepatitis (NASH) with cirrhosis, the most advanced form of NASH related fibrosis. This is the most common liver disease and one of the largest drug development opportunities available today. Additional development programs are in treatment of severe atopic dermatitis, moderate-to-severe plaque psoriasis, and in combination immunotherapy for advanced melanoma and other malignancies; advancement of these additional clinical programs is largely dependent on finding a suitable partner. Galectin seeks to leverage extensive scientific and development expertise as well as established relationships with external sources to achieve cost-effective and efficient development. Additional information is available at www.galectintherapeutics.com.

About Richard E. Uihlein

Richard E. Uihlein, a director since 2017, co-founded Uline, Inc. (a leading distributor of shipping, packaging and industrial supplies in 1980, and has served as its Chief Executive Officer and Chairman since its founding. Prior to founding Uline, Inc., Mr. Uihlein was employed at General Bindings Corp., Northbrook, IL from 1967 to 1980. Mr. Uihlein graduated from Stanford University, Palo Alto, CA with a BA degree in history in 1967.

Annex A

Forward Looking Statements

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or future financial performance, and use words such as “may,” “estimate,” “could,” “expect”, “intend” and others. They are based on management’s current expectations and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the statements. These statements include those regarding the hope that the Company’s development program for GR-MD-02 will lead to the first therapy for the treatment of fatty liver disease with cirrhosis and those regarding the hope that our lead compounds will be successful in the treatment of severe atopic dermatitis, moderate-to-severe plaque psoriasis and in cancer immunotherapy and in other therapeutic indications. Factors that could cause actual performance to differ materially from those discussed in the forward-looking statements include, among others, that the Company may not be successful in developing effective treatments and/or obtaining the requisite approvals for the use of GR-MD-02 or any of its other drugs in development; the Company may not be successful in scaling up manufacturing and meeting requirements related to chemistry, manufacturing and control matters; the Company’s current clinical trial and any future clinical studies may not produce positive results in a timely fashion, if at all, and could prove time consuming and costly; plans regarding development, approval and marketing of any of the Company’s drugs are subject to change at any time based on the changing needs of the Company as determined by management and regulatory agencies; regardless of the results of any of its development programs, the Company may be unsuccessful in developing partnerships with other companies or raising additional capital that would allow it to further develop and/or fund any studies or trials. The Company has incurred operating losses since inception, and its ability to successfully develop and market drugs may be impacted by its ability to manage costs and finance continuing operations. For a discussion of additional factors impacting the Company’s business, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, and subsequent filings with the SEC. You should not place undue reliance on forward-looking statements. Although subsequent events may cause its views to change, management disclaims any obligation to update forward-looking statements.

Contact:

Jack Callicutt, Chief Financial Officer

(678) 620-3186

ir@galectintherapeutics.com

Galectin Therapeutics and its associated logo is a registered trademark of Galectin Therapeutics, Inc.

Annex A

IMPORTANT

Please note that if you do not timely exercise your subscription rights, your ownership interest in Galectin Therapeutics, Inc. (the “Company”) will be diluted. For a longer overview of the rights offering, please see pages 4 and 29 of the prospectus dated April 29, 2019 (the “Prospectus”), relating to the rights offering by the Company in connection with the Company’s registration statement on Form S-3, which became effective on April 12, 2019 (File No. 333-230085). Please see page 7 of the Prospectus for a discussion of risk factors relating to the rights offering.

This prospectus is not an offer to sell and we are not soliciting an offer to buy in any state or other jurisdiction in which the offer or sale is not permitted. Please see “Plan of Distribution” at page 44 of the Prospectus for more information.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE AT 1-844-886-5456.